UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number)

Decheng Capital China Life Sciences USD Fund III, L.P.

Ugland House, PO Box 309, Grand Cayman

KY1-1104, Cayman Islands

+1- 345-949-8066

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital China Life Sciences USD Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 6,582,380 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 6,582,380 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,582,380 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 5,347,744 shares of the Issuer’s Common Stock and 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, held directly by Decheng Capital China Life Sciences USD Fund III, L.P. (the “Fund”). Decheng Capital Management III (Cayman), LLC (the “General Partner”) is the general partner of the Fund and Xiangmin Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(2)	This percentage is calculated based upon 59,159,276 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 57,924,640 shares of the Issuer’s Common Stock outstanding on November 9, 2023, as disclosed in the final prospectus supplement dated November 6, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 8, 2023; and (ii) 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Management III (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 6,582,380 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 6,582,380 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,582,380 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 5,347,744 shares of the Issuer’s Common Stock and 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, held directly by the Fund. The General Partner is the general partner of the Fund and Xiangmin Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(2)	This percentage is calculated based upon 59,159,276 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 57,924,640 shares of the Issuer’s Common Stock outstanding on November 9, 2023, as disclosed in the final prospectus supplement dated November 6, 2023 filed by the Issuer with the SEC on November 8, 2023; and (ii) 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Global Healthcare Fund (Master), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 1,735,544 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,735,544 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,544 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,735,544 shares of the Issuer’s Common Stock held directly by Decheng Capital Global Healthcare Fund (Master), LP (“Healthcare”). Decheng Capital Global Healthcare GP, LLC ( “Healthcare GP”) is the general partner of Healthcare and Xiangmin Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(2)	This percentage is calculated based upon 57,924,640 shares of the Issuer’s Common Stock outstanding on November 9, 2023, as disclosed in the final prospectus supplement dated November 6, 2023 filed by the Issuer with the SEC on November 8, 2023.

CUSIP No. 02083G100
1.	Names of Reporting Persons Decheng Capital Global Healthcare GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 1,735,544 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,735,544 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,544 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 1,735,544 shares of the Issuer’s Common Stock held directly by Healthcare. Healthcare GP is the general partner of Healthcare and Xiangmin Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(2)	This percentage is calculated based upon 57,924,640 shares of the Issuer’s Common Stock outstanding on November 9, 2023, as disclosed in the final prospectus supplement dated November 6, 2023 filed by the Issuer with the SEC on November 8, 2023.

CUSIP No. 02083G100
1.	Names of Reporting Persons Xiangmin Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 42,950 (1)
		8.	Shared Voting Power 8,317,924 (2)
		9.	Sole Dispositive Power 42,950 (1)
		10.	Shared Dispositive Power 8,317,924 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,360,874 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Pursuant to the Issuer’s non-employee director compensation policy, Dr. Cui has received a series of stock option grants for services as a director of the Issuer, which options are subject to vesting schedules. Dr. Cui beneficially owns 42,950 shares of Common Stock that may be acquired upon exercise of these options that are exercisable within 60 days of the date of this filing.

(2)	Consists of (i) 5,347,744 shares of the Issuer’s Common Stock and 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, held directly by the Fund; and (ii) 1,735,544 shares of the Issuer’s Common Stock held directly by Healthcare. The General Partner is the general partner of the Fund and Dr. Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund. Healthcare GP is the general partner of Healthcare and Dr. Cui is the indirect managing member and ultimate beneficial owner of Healthcare GP. Healthcare, Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by Healthcare.

(3)	This percentage is calculated based upon 59,202,226 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 57,924,640 shares of the Issuer’s Common Stock outstanding on November 9, 2023, as disclosed in the final prospectus supplement dated November 6, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 8, 2023; and (ii) 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing; and (iii) 42,950 shares of Common Stock that may be acquired upon exercise of options that are exercisable within 60 days of the date of this filing.

INTRODUCTION

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the initial Schedule 13D originally filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on January 24, 2019, as amended by Amendment No. 1 thereto filed with the SEC on August, 3, 2020, Amendment No. 2 thereto filed with the SEC on September 9, 2021 and Amendment No. 3 thereto filed with the SEC on September 27, 2022 (as so amended, the “Schedule 13D”). This Amendment No. 4 is being filed by Decheng Capital China Life Sciences USD Fund III, L.P., Decheng Capital Management III (Cayman), LLC, Decheng Capital Global Healthcare Fund (Master), LP, Decheng Capital Global Healthcare GP, LLC and Xiangmin Cui to report the acquisition of Common Stock of Alpine Immune Sciences, Inc., as described below.

Except as otherwise specified in this Amendment No. 4, all items in the Schedule 13D, as previously amended, are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

On November 9, 2023, Healthcare purchased 375,000 shares of Common Stock in an underwritten public offering (the “2023 Offering”) at $12.50 per share. The aggregate purchase price of the shares purchased by Healthcare was $4,678,500. The funds used by Healthcare to acquire the securities described above were obtained from working capital contributed by its partners.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, (i) the Fund is the record owner of 5,347,744 shares of Common Stock and beneficially owns an additional 1,234,636 shares of Common Stock issuable within 60 days of the date of this filing upon the exercise of warrants; and (ii) Healthcare is the record owner of 1,735,544 shares of Common Stock. The Fund is controlled by the General Partner and Dr. Cui. As such, each of the General Partner and Dr. Cui may be deemed to share voting and dispositive power over the shares held by the Fund and both the General Partner and Dr. Cui may be deemed to beneficially own the shares held directly by the Fund. Healthcare is controlled directly by Healthcare GP and indirectly by Dr. Cui. As such, each of the Healthcare GP and Dr. Cui may be deemed to share voting and dispositive power over the shares held by Healthcare and both Healthcare GP and Dr. Cui may be deemed to beneficially own the shares held directly by Healthcare. In addition, Dr. Cui beneficially owns 42,950 shares of Common Stock that may be acquired upon exercise of options that are exercisable within 60 days of the date of this filing, which were granted to Dr. Cui pursuant to the Issuer’s non-employee director compensation policy.

(b)

	Number of Shares of Common Stock
	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition
Reporting Person	Sole	Shared	Sole	Shared
Decheng Capital China Life Sciences USD Fund III, L.P.	0	6,582,380	0	6,582,380
Decheng Capital Management III (Cayman), LLC	0	6,582,380	0	6,582,380
Decheng Capital Global Healthcare Fund (Master), LP	0	1,735,544	0	1,735,544
Decheng Capital Global Healthcare GP, LLC	0	1,735,544	0	1,735,544
Xiangmin Cui	42,950	8,317,924	42,950	8,317,924

(c)	Except as set forth in this Item 3, the Reporting Persons have not effected any transactions in the securities of the Issuer in the last 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

2023 Lock-Up Agreement

In connection with the 2023 Offering, each of Healthcare and Dr. Cui entered into a lock-up agreement, pursuant to which each agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to the shares of the Issuer, until 45 days following November 6, 2023 (the “2023 Lock-Up Agreements”). The foregoing description of the 2023 Lock-Up Agreements is intended as a summary only and is qualified in its entirety by reference to the form of 2023 Lock-Up Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 7:

J	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement, dated November 6, 2023, by and among Alpine Immune Sciences, Inc. and Morgan Stanley & Co. LLC, Cowen and Company, LLC and Leerink Partners LLC, as representatives of the several underwriters named therein filed as Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on November 8, 2023)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2023

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner
Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare Fund (Master), LP

By its General Partner
Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Global Healthcare GP, LLC

By its Manager
Decheng Capital SV LLC

By its Manager
Decheng Capital LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

/s/ Xiangmin Cui
Xiangmin Cui